CODE OF ETHICS—INVESCO SENIOR SECURED MANAGEMENT

Applicable to	All Invesco Senior Secured Management employees and all managed accounts

Risk Addressed by Policy	Employee conduct violating Invesco Senior Secured Management’s fiduciary duty to its clients, or creating even an appearance of impropriety

Relevant Law and Other Sources	Investment Advisers Act of 1940

Last Tested Date	2010

Policy/Procedure Owner	Invesco Senior Secured Management Compliance

Policy Approver	Invesco Risk Management Committee

Approved / Adopted Date	January 1, 2010
The following policies and procedures apply to all Invesco Senior Secured Management (“ISSM”) employees and to all accounts, clients and funds managed by the company.
A.	POLICY STATEMENT
ISSM has a fiduciary relationship with respect to each portfolio under management. The interests of ISSM clients take precedence over the personal interests of ISSM, its employees or any company affiliated with ISSM. For this reason, ISSM maintains a Code of Ethics.
http://sharepoint/sites/Compliance-COE-NA/Training/Documents/Invesco%20Advisers%20Inc%20%20Code%20of %20Ethics%20Jan%202010%20t.pdf
B.	OPERATING PROCEDURES AND RESPONSIBLE PARTIES
ISSM has adopted the Invesco Advisers, Inc. Code of Ethics. Due to the nature of the business and the required communication barriers that are in place, ISSM Compliance maintains its own Restricted List. This information is shared with Invesco NA Compliance to allow for centralized trade pre-clearances.
C.	RECORDKEEPING
Records are maintained in accordance with Invesco’s Recordkeeping Policy.

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